SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer's ID (CNPJ/MF): 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY-HELD COMPANY - CVM Code: 0482-0

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

Braskem S.A. (“Braskem”). hereby informs its shareholders and the market in general that the Annual Shareholders’ Meeting held today approved the payment of dividends for the fiscal year ended December 31, 2015 in the total amount of R$1,000,000,000.00, corresponding to 32% of net income adjusted for the calculation of dividends, equivalent to (i) R$1.25671835741 per common or class “A” preferred share; (ii) R$0.60624979930 per class “B” preferred share; and (iii) R$2,51343671482 per ADR.

Payment of the dividends in Brazil will take place as of April 15, 2016 through the share depository institution, Itaú Corretora de Valores S.A., with no retention of withholding income tax, pursuant to the prevailing legislation, and without additional remuneration or monetary restatement.

As of April 7, 2016, common and preferred class “A” and “B” shares issued by Braskem will be traded ex-dividends, April 6, 2016 being considered the Brazilian Record Date.

Shareholders whose registration details do not contain their individual or corporate taxpayer’s ID (CPF/CNPJ) or their bank, branch and current account number, should update said details at one of Banco Itaú’s specialized branches.

Additional information can obtained from Investfone – Shareholder Service Center by phoning (11) 3003-9285 in state capitals and metropolitan regions and 0800 720 9285 in other locations, or from banks with shareholder service facilities.

Holders of ADRs may resolve their doubts directly with the JP Morgan bank at www.adr.com or by phone via +1 (800) 990-1135 and +1 (651) 453-2128.

São Paulo, April  6,  2016

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2016
BRASKEM S.A.

By:	/s/ Pedro Freitas

	Name:	Pedro Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.